# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRIORITY TECHNOLOGY HOLDINGS, INC., CIK 0001653558
CUSIP: 74275G107
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 West Side Parkway, Suite 155, Alpharetta, Georgia (2Q), 30004
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001332638

## Reporting persons
- Trident VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident Finxera Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident Finxera Holdings GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident Capital VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stone Point Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PRIORITY TECHNOLOGY HOLDINGS, INC.
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, GA 30004

## Item 2. Person Filing
Name of person filing: (i) Trident Finxera Holdings LP ("Holdings LP"); (ii) Trident Finxera Holdings GP LLC ("Holdings GP LLC"); (iii) Trident VII, L.P. ("Trident VII"); (iv) Trident Capital VII, L.P. ("Trident VII GP"); (v) Stone Point Capital LLC ("Stone Point Capital")
Address of principal business office or, if none, residence: The principal address of each of the Reporting Persons is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.
Citizenship: (i) Holdings LP - Delaware; (ii) Holdings GP LLC - Delaware; (iii) Trident VII - Cayman Islands; (iv) Trident VII GP - Cayman Islands; (v) Stone Point Capital - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in items 5 through 9 and item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

As of the date hereof, none of the Reporting Persons beneficially own shares of Common Stock. All calculations of percentage ownership herein are based on an aggregate of 77,165,973 shares of Common Stock outstanding as of November 1, 2024, as disclosed in the Form 10-Q.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Trident VII, L.P.: /s/ Jacqueline Giammarco, Authorized Person (01/24/2025)
- Trident Finxera Holdings LP: /s/ Jacqueline Giammarco, Authorized Person (01/24/2025)
- Trident Finxera Holdings GP LLC: /s/ Jacqueline Giammarco, Authorized Person (01/24/2025)
- Trident Capital VII, L.P.: /s/ Jacqueline Giammarco, Authorized Person (01/24/2025)
- Stone Point Capital LLC: /s/ Jacqueline Giammarco, Managing Director and Chief Compliance Officer (01/24/2025)